Dreyfus Premier Financial Services Fund

SEMIANNUAL REPORT March 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Financial Services Fund (formerly, "Dreyfus Financial Services Fund") covers the six-month period from October 1, 2003, through March 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Steven A. Gavios and William B. Rubin.

The stock market rally that began before the reporting period continued to gain momentum through the fourth quarter of 2003 as a stronger U.S. economy, improving corporate spending and investment, and a weakening U.S. dollar relative to most major foreign currencies helped boost corporate profits. However, the rally appeared to stall toward the end of the first quarter of 2004, primarily because some investors evidently became concerned that many stocks may have gained too much value too quickly.

While we believe that the prospects for stocks remain generally positive over the long run, investors should be prepared to weather day-to-day volatility and periodic market corrections as they pursue their long-term goals. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2004



DISCUSSION OF FUND PERFORMANCE

Steven A. Gavios and William B. Rubin, Portfolio Managers

How did Dreyfus Premier Financial Services Fund perform relative to its benchmark?

For the six-month period ended March 31, 2004, the fund's Class A shares produced a total return of 22.20%.[1] The fund's benchmark, the Goldman Sachs Financial Services Index, produced a total return of 18.67% for the same period.[2]

Between their inception on October 31, 2003, and the end of the fund's semiannual reporting period on March 31, 2004, the fund produced total returns of 12.71% for Class B shares, 12.78% for Class C shares, 13.13% for Class R shares and 12.92% for Class T shares.[1] The Goldman Sachs Financial Services Index produced a total return of 10.95% from October 31, 2003, through March 31, 2004.[2]

The fund continued to benefit during the reporting period from the favorable effects of stronger economic growth and historically low interest rates on many financial services companies. The fund produced higher returns than its benchmark during the reporting period, primarily due to its emphasis on mortgage lenders and strong returns from specialty finance companies, both of which achieved higher earnings driven by strong loan growth and lower credit costs.

What is the fund's investment approach?

The fund seeks long-term capital appreciation. To pursue this goal, the fund normally invests at least 80% of its assets in the stocks of companies in the financial services and financial services-related sectors. These companies may include, for example, commercial banks, thrifts, securities/brokerage firms, insurance companies, real estate-related companies, consumer and commercial finance companies and financial technology and processing companies.

When choosing stocks, the fund first analyzes the financial services sectors, focusing on key macroeconomic, demographic and market trends to determine which sectors are likely to fare best within a particular environment. Based on this analysis, the fund may overweight or underweight certain financial services sectors. Using fundamental analysis, the fund then seeks companies within these sectors that have strong growth prospects, consistent earnings growth, strong balance sheets and attractive returns on equity. The fund will look for companies with attractive valuations and the potential to achieve predictable, above-average earnings or revenue growth. The fund typically sells a stock when the reasons for buying it no longer apply, when it achieves our price objective, or when the company begins to show deteriorating fundamentals or poor relative performance.

What other factors influenced the fund's performance?

Despite the emergence of stronger economic growth and investors' concerns regarding potential inflationary pressures during the reporting period, short-term interest rates remained near historical lows, helping to support business activity and lower credit costs for many financial services companies. As a result, financial services stocks generally rose more strongly than the overall market as measured by the S&P 500 Composite Stock Price Index, which produced a 14.07% total return versus the Goldman Sachs Financial Services Index's 18.67% return during the reporting period.

Low short-term interest rates proved particularly beneficial to mortgage finance companies during the reporting period, as many homeowners continued to refinance their mortgages at lower rates. These factors produced stronger than expected earnings growth for holdings such as Countrywide Financial, which represented the fund's top performer for the reporting period. Similarly, specialty finance companies, such as credit card issuer Capital One Financial, benefited from higher profits fueled by strong consumer loan growth and lower credit losses.

The fund's holdings of banks produced better performance than the benchmark's banking component, primarily because the fund invested a smaller percentage of its assets in banks. This underweighted position helped shelter the fund from investors' concerns that higher interest rates might erode banks' earnings down the road. For example, the fund's lack of a position in BB&T Corporation, a stock that underperformed the group, added to our relative performance. At the same time, the fund benefited from a surge in mergers-and-acquisition activity among banks. Most significantly, fund holding Greenpoint Financial was the subject of an acquisition offer by North Fork Bancorporation. The fund also received a strong contribution to its performance from New York Community Bancorp, which benefited from stronger than expected growth in its multi-family apartment building finance business.

On the other hand, the fund's brokerage and asset management sub-sector modestly underperformed its respective component in the benchmark, where gains moderated during the reporting period amid concerns that revenues from fixed-income trading and underwriting may begin to fall. In addition, the fund received relatively disappointing performance from Internet-based consumer lender E-Loan, U.K.-based reinsurance broker Benfield Group, thrift Bank Mutual Corp. and insurance company Travelers Property Casualty Corp. The fund's light exposure to Bank One Corporation compared to the benchmark also hindered its relative performance when Bank One agreed to merge with J.P. Morgan Chase & Co., causing its stock price to rise.

What is the fund's current strategy?

As of the end of the reporting period, we have positioned the fund for further economic expansion and an eventual and gradual rise in short-term interest rates. In our view, such conditions should benefit certain high-quality mortgage originators, specialty finance companies, brokerage firms and investment banks. Conversely, we generally have de-emphasized property/casualty insurance companies, which may be nearing the end of a favorable pricing cycle, and banks and real estate investment trusts (REITs), which currently appear to be fully valued and may be vulnerable to negative investor sentiment should short-term interest rates rise.

April 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through September 30, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower. On October 31, 2003, the fund adopted a multiclass share structure and its name changed to Dreyfus Premier Financial Services Fund. Outstanding shares were reclassified as Class A shares. Each share class is subject to a different sales charge and distribution expense structure and will achieve a different return.*
   Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

[2] *SOURCE: Goldman Sachs & Co. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Goldman Sachs Financial Services Index is a modified capitalization-weighted index designed as a benchmark for U.S.-traded securities. The index includes companies in the following categories: banking services; commercial and consumer financial services; brokerage firms and asset managers; insurance companies; and real estate companies. Total returns are calculated on a month-end basis.*

STATEMENT OF INVESTMENTS

March 31, 2004 (Unaudited)

Common Stocks−94.5%	Shares	Value ($)
Accident & Health Insurance−2.7%		
AFLAC	340	13,648
Travelers Property Casualty, Cl. A	2,150	36,872
		50,520
Consumer Services−.5%		
E-Loan	2,800 a	**8,708**
Diversified Financial Services−1.5%		
American Express	530	**27,481**
Finance Companies−12.2%		
Benfield Group	1,930	9,269
Capital Lease Funding	700 a,b	8,974
Capital One Financial	460 b	34,698
Countrywide Financial	306	29,345
Doral Financial	360	12,672
Federal Home Loan Mortgage	310	18,309
Federal National Mortgage Association	600	44,610
MBNA	880	24,314
National Financial Partners	400	12,900
Prudential Financial	320	14,330
SLM	390	16,321
		225,742
Insurance Brokers/Services−2.2%		
John Hancock Financial Services	230	10,049
Marsh & McLennan Cos.	350	16,205
Willis Group Holdings	380	14,136
		40,390
Investment Bankers/Brokers−10.9%		
Boston Private Financial Holdings	180	5,040
E*TRADE Group	380 a	5,073
Goldman Sachs Group	400	41,740
Instinet Group	730 a	5,147
Investment Technology Group	230 a	3,519
Jefferies Group	130	4,593
Knight Trading Group	290 a	3,671
Lehman Brothers Holdings	230	19,060
Merrill Lynch	820	48,839
Morgan Stanley	950	54,435

Common Stocks (continued)	Shares	Value ($)
Investment Bankers/Brokers (continued)		
Schwab (Charles)	870	10,101
		201,218
Investment Managers—1.8%		
Assurant	200 a	5,030
Eaton Vance	100	3,812
Franklin Resources	100	5,568
Janus Capital Group	400	6,552
LaBranche & Co.	1,180	13,228
		34,190
Life Insurance—.4%		
Aspen Insurance Holdings	300	**7,725**
Major Banks—23.2%		
Bank of America	820	66,404
Bank of Montreal	110	4,558
Bank of New York	250	7,875
Bank of Nova Scotia	150	8,096
Citigroup	1,630	84,271
Federated Investors, Cl. B	120	3,772
FleetBoston Financial	1,030	46,247
J.P. Morgan Chase & Co.	900	37,755
M&T Bank	60	5,391
National City	440	15,655
Royal Bank of Canada	270	12,879
UnionBanCal	240	12,574
U.S. Bancorp	1,350	37,327
Wachovia	600	28,200
Wells Fargo	1,010	57,237
		428,241
Mid-Sized Banks—6.8%		
CVB Financial	315	6,539
Fifth Third Bancorp	560	31,007
First Tennessee National	250	11,925
Provident Bancorp	1,000	11,850
Provident Financial Group	140	5,622
Signature Bank	950 a,b	19,855
Synovus Financial	840	20,538

Common Stocks (continued)	Shares	Value ($)
Mid-Sized Banks (continued)		
Toronto-Dominion Bank	270	9,491
Trust Company of New Jersey	210	8,717
		125,544
Multi-Line Insurance–9.2%		
Allstate	230	10,456
American International Group	1,510	107,738
Axis Capital Holdings	590	17,435
Hartford Financial Services Group	190	12,103
Lincoln National	120	5,678
Loews	120	7,087
Max Re Capital	440	9,944
		170,441
Non-U.S Banks–.3%		
Canadian Imperial Bank of Commerce	100 b	**5,197**
Property-Casualty Insurance–7.7%		
Arch Capital Group	310 a	13,029
Berkshire Hathaway, Cl. B	25 a	77,775
MetLife	420	14,986
Montpelier Re Holdings	460	17,130
Progressive	70	6,132
RenaissanceRe Holdings	260	13,520
		142,572
Real Estate Investment Trusts–6.1%		
American Financial Realty Trust	320	5,424
American Home Mortgage Investment	500	14,400
CarrAmerica Realty	100	3,390
Developers Diversified Realty	100	4,040
Equity Office Properties Trust	260	7,511
General Growth Properties	240	8,436
Highland Hospitality	600 a	7,032
iStar Financial	550	23,265
Mack-Cali Realty	320	14,371
Mills	80	4,263
Simon Property Group	200	11,688
SL Green Realty	90	4,293
Vornado Realty Trust	60	3,629
		111,742

Common Stocks (continued)	Shares	Value ($)
Savings & Loan Associations–5.7%		
Bank Mutual	900	10,071
GreenPoint Financial	530	23,166
Harbor Florida Bancshares	250	7,235
New York Community Bancorp	366	12,546
Providian Financial	970	12,707
Sovereign Bancorp	930	19,921
Washington Mutual	450	19,220
		104,866
Smaller Banks–.3%		
KNBT Bancorp	300 a	**5,304**
Specialty Insurers–3.0%		
Fidelity National Financial	748	29,621
PMI Group	160	5,978
Reinsurance Group of America	330	13,520
Triad Guaranty	130	6,857
		55,976
Total Common Stocks (cost $1,455,291)		**1,745,857**

Short-Term Investments–5.8%	Principal Amount ($)	Value ($)
U.S. Treasury Bills; .94%, 4/08/2004 (cost $106,980)	107,000	**106,981**

Investment of Cash Collateral for Securities Loaned–3.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $61,680)	61,680 c	**61,680**

Total Investments (cost $1,623,951)	**103.7%**	**1,914,518**
Liabilities, Less Cash and Receivables	**(3.7%)**	**(67,923)**
Net Assets	**100.0%**	**1,846,595**

a   *Non-income producing.*
b   *All or a portion of these securities are on loan. At March 31, 2004, the market value of the fund's securities on loan is $61,032 and the total market value of the collateral held by the fund is $61,680.*
c   *Investment in affiliated money market mutual fund.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $61,032)–Note 1(b):		
Unaffiliated issuers	1,562,271	1,852,838
Affiliated issuers	61,680	61,680
Cash		32,301
Dividends and interest receivable		2,251
Prepaid expenses		6,058
Due from The Dreyfus Corporation and affiliates–Note 3(a)		84
		1,955,212
Liabilities ($):		
Liability for securities on loan–Note 1(b)		61,680
Accrued expenses		46,937
		108,617
Net Assets ($)		**1,846,595**
Composition of Net Assets ($):		
Paid-in capital		1,448,985
Accumulated undistributed investment income–net		5,583
Accumulated net realized gain (loss) on investments		101,460
Accumulated net unrealized appreciation (depreciation) on investments		290,567
Net Assets ($)		**1,846,595**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	1,831,987	7,143	5,202	1,133	1,130
Shares Outstanding	113,512	447.460	325.809	70.839	70.700
Net Asset Value Per Share ($)	**16.14**	**15.96**	**15.97**	**15.99**	**15.98**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $102 foreign taxes withheld at source)	17,285
Interest	175
Income from securities lending	23
Total Income	**17,483**
Expenses:	
Management fee–Note 3(a)	6,714
Auditing fees	13,533
Shareholder servicing costs–Note 3(c)	5,366
Prospectus and shareholders' reports	2,296
Custodian fees–Note 3(c)	1,574
Registration fees	1,553
Legal fees	299
Trustee's fees and expenses–Note 3(d)	12
Distribution fees–Note 3(b)	11
Miscellaneous	426
Total Expenses	**31,784**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(20,883)
Net Expenses	**10,901**
Investment income–Net	**6,582**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	122,123
Net unrealized appreciation (depreciation) on investments	195,109
Net Realized and Unrealized Gain (Loss) on Investments	**317,232**
Net Increase in Net Assets Resulting from Operations	**323,814**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2004[a] (Unaudited)	Year Ended September 30, 2003
Operations ($):		
Investment income–net	6,582	12,846
Net realized gain (loss) on investments	122,123	(13,342)
Net unrealized appreciation (depreciation) on investments	195,109	249,628
Net Increase (Decrease) in Net Assets Resulting from Operations	**323,814**	**249,132**
Dividends to Shareholders from ($):		
Investment income–net		
Class A shares	(13,146)	(5,096)
Class B shares	(13)	–
Class C shares	(13)	–
Class R shares	(16)	–
Class T shares	(14)	
Total Dividends	**(13,202)**	**(5,096)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	111,803	375,503
Class B shares	7,000	–
Class C shares	5,000	–
Class R shares	1,000	–
Class T shares	1,000	–
Dividends reinvested:		
Class A shares	13,092	5,096
Class B shares	13	–
Class C shares	13	–
Class R shares	15	–
Class T shares	14	–
Cost of shares redeemed:		
Class A shares	(43,018)	(53,762)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**95,932**	**326,837**
Total Increase (Decrease) in Net Assets	**406,544**	**570,873**
Net Assets ($):		
Beginning of Period	1,440,051	869,178
End of Period	**1,846,595**	**1,440,051**
Undistributed investment income–net	5,583	12,203

	Six Months Ended March 31, 2004[a] (Unaudited)	Year Ended September 30, 2003
Capital Share Transactions:		
Class A		
Shares sold	7,210	29,718
Shares issued for dividends reinvested	899	455
Shares redeemed	(2,728)	(4,254)
Net Increase (Decrease) in Shares Outstanding	**5,381**	**25,919**
Class B		
Shares sold	446	–
Shares issued for dividends reinvested	1	–
Net Increase (Decrease) in Shares Outstanding	**447**	**–**
Class C		
Shares sold	325	–
Shares issued for dividends reinvested	1	–
Net Increase (Decrease) in Shares Outstanding	**326**	**–**
Class R		
Shares sold	70	–
Shares issued for dividends reinvested	1	–
Net Increase (Decrease) in Shares Outstanding	**71**	**–**
Class T		
Shares sold	70	–
Shares issued for dividends reinvested	1	–
Net Increase (Decrease) in Shares Outstanding	**71**	**–**

[a]   *The fund changed to a five class fund on October 31, 2003. The existing shares were redesignated Class A shares and the fund commenced offering Class B, Class C, Class R and Class T shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your . investment in the fund would have increased or (decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended March 31, 2004[a] (Unaudited)	Year Ended September 30, 2003	2002[b]
Per Share Data ($):			
Net asset value, beginning of period	13.32	10.57	12.50
Investment Operations:			
Investment income−net[c]	.06	.14	.07
Net realized and unrealized gain (loss) on investments	2.88	2.67	(2.00)
Total from Investment Operations	2.94	2.81	(1.93)
Distributions:			
Dividends from investment income−net	(.12)	(.06)	−
Net asset value, end of period	16.14	13.32	10.57
Total Return (%)	22.20[d,e]	26.51	(15.44)[e]
Ratios/Supplemental Data (%):			
Ratio of expenses to average net assets	.65[e]	1.11	.99[e]
Ratio of net investment income to average net assets	.39[e]	1.19	.55[e]
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation	1.24[e]	7.43	4.63[e]
Portfolio Turnover Rate	43.03[e]	41.53	47.05[e]
Net Assets, end of period ($ x 1,000)	1,832	1,440	869

[a] *The fund commenced offering five classes of shares on October 31, 2003. The existing shares were redesignated Class A shares.*
[b] *From December 28, 2001 (commencement of operations) to September 30, 2002.*
[c] *Based on average shares outstanding at each month end.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
See notes to financial statements.

	Period Ended March 31, 2004[a] (Unaudited)			
	Class B Shares	Class C Shares	Class R Shares	Class T Shares
Per Share Data ($):				
Net asset value, beginning of period	14.33	14.33	14.33	14.33
Investment Operations:				
Investment income (loss)−net[b]	(.00)[c]	.02	.06	.03
Net realized and unrealized gain (loss) on investments	1.82	1.81	1.82	1.82
Total from Investment Operations	1.82	1.83	1.88	1.85
Distributions:				
Dividends from investment income−net	(.19)	(.19)	(.22)	(.20)
Net asset value, end of period	15.96	15.97	15.99	15.98
Total Return (%)[d]	12.71[e]	12.78[e]	13.13	12.92[e]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets[d]	.86	.86	.44	.64
Ratio of net investment income to average net assets[d]	.01	.14	.41	.20
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation[d]	1.09	1.17	1.13	1.14
Portfolio Turnover Rate[d]	43.03	43.03	43.03	43.03
Net Assets, end of period ($ x 1,000)	7	5	1	1

[a] From October 31, 2003 (commencement of initial offering) to March 31, 2004.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Not annualized.
[e] Exclusive of sales charge.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Financial Services Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Opportunity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge.

On July 17, 2003, the fund's Board of Trustees approved, effective October 31, 2003, changing the fund's name from "Dreyfus Financial Services Fund" to "Dreyfus Premier Financial Services Fund" which coincided with the implementation of a multiple class structure for the fund. On October 31, 2003, existing shares were classified as Class A shares and the fund began offering Class B, Class C, Class R and Class T shares. The fund is authorized to issue an unlimited number of shares of $.001 par value Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of March 31, 2004, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held all of the outstanding Class B, Class C, Class R and Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. The fund prices securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund received net earnings credits of $115 during the period ended March 31, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Issuers in which the fund held investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $5,980 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to September 30, 2003. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended September 30, 2003 was as follows: ordinary income $5,096. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $250 thousand for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended March 31, 2004, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .80 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from October 1, 2003 through September 30, 2004 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, extraordinary expenses, interest on borrowings, Rule 12b-1 distribution plan fees and shareholder services plan fees, exceed an annual rate of 1.05% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $20,883 during the period ended March 31, 2004.

Included in this receivable are liabilities Due to The Dreyfus Corporation and affiliates of: management fees $1,243, Rule 12b-1 distribution plan fees $5, shareholder services plan fees $388, custodian fees $3,524 and transfer agency per account fees $162, which are offset against an expense reimbursement currently in effect in the amount of $5,406.

(b) Effective October 31, 2003 under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares, and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2004, Class B, Class C and Class T shares were charged $6, $4 and $1, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2004, Class A, Class B, Class C and Class T shares were charged $2,093, $2, $1 and $1, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2004, the fund was charged $29 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2004, the fund was charged $1,574 pursuant to the custody agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2004, amounted to $716,697 and $727,103, respectively.

At March 31, 2004, accumulated net unrealized appreciation on investments was $290,567, consisting of $295,955 gross unrealized appreciation and $5,388 gross unrealized depreciation.

At March 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse affect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Premier Financial Services Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 0069SA0304

Dreyfus Premier Enterprise Fund

SEMIANNUAL REPORT March 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Enterprise Fund covers the six-month period from October 1, 2003, through March 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Robert Ammann, CFA, and James Padgett, CFA, of Founders Asset Management LLC, the fund's sub-investment adviser.

The stock market rally that began before the reporting period continued to gain momentum through the fourth quarter of 2003 as a stronger U.S. economy, improving corporate spending and investment, and a weakening U.S. dollar relative to most major foreign currencies helped boost corporate profits. However, the rally appeared to stall toward the end of the first quarter of 2004, primarily because some investors evidently became concerned that many stocks may have gained too much value too quickly.

While we believe that the prospects for stocks remain generally positive over the long run, investors should be prepared to weather day-to-day volatility and periodic market corrections as they pursue their long-term goals. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 20, 2004



DISCUSSION OF FUND PERFORMANCE

Robert Ammann, CFA, and James Padgett, CFA, Portfolio Managers
Founders Asset Management LLC, Sub-Investment Adviser

How did Dreyfus Premier Enterprise Fund perform relative to its benchmark?

For the six-month period ended March 31, 2004, the fund produced total returns of 25.96% for Class A shares, 25.47% for Class B shares, 25.45% for Class C shares and 25.75% for Class T shares.[1] In comparison, the fund's benchmark, the Russell 2000 Growth Index (the "Index"), produced a total return of 18.97%.[2] The fund's Lipper category, the Lipper Small Cap Growth Funds category, achieved an average total return of 17.13% for the reporting period.[3]

We attribute the fund's absolute performance to a favorable stock market environment where small-cap stocks outperformed their large-cap counterparts and to a market that had a slight bias toward micro-cap stocks in which the fund invests. We are pleased that we not only outperformed the fund's benchmark, but that the fund also outperformed its peer group average. The fund's absolute performance can be attributed to our overall stock selection strategy and the fund's relative outperformance is a result of our stock selection strategy specifically in the consumer discretionary, financial and technology sectors.

On April 20, 2004, Robert Ammann and James Padgett became co-primary portfolio managers of this fund. Mr. Padgett is a senior portfolio manager at Founders and has been employed there since April 2002. Mr. Ammann has informed management that he intends to resign on or about May 14, 2004, at which time he will no longer serve as a portfolio manager of the fund.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, the fund normally invests at least 65% of its assets in the stocks of micro-cap companies. Micro-caps typically are small (under $500 million market cap) and relatively unknown companies. The fund may also invest in companies with larger market capitalizations, if the portfolio managers believe they represent better prospects for capital appreciation.

Although the fund will normally invest in common stocks of U.S.-based companies, it may invest up to 30% of its total assets in foreign securities. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings. The fund may also invest in securities issued by exchange-traded investment companies, which are designed to provide investments corresponding to an equity index.

We seek investment opportunities in companies with fundamental strengths that indicate the potential for strong profit growth. We focus on individual stock selection, building the portfolio from the bottom up, searching one by one for companies that display one or more of the following characteristics: strong management team; competitive industry position; focused business plan; product or market opportunities; strong business prospects; and the ability to benefit from changes in technology, regulations or industry sector trends.

What other factors influenced the fund's performance?

The market's strong advance continued across all major indices during the reporting period and its direction was dictated by a multitude of positive drivers including robust economic growth, very strong corporate profit growth, an accommodative monetary policy, and generally strong consumer and corporate confidence. This advance "stalled out" during a correction near the end of the reporting period as relatively strong earnings reports were met with stock weakness. Some of the concern was likely related to increasing Middle East tensions and the Madrid terrorist attacks, which held investor confidence in check. Low interest rates continued to encourage investment by consumers and corporations, offsetting factors such as high oil prices.

While 2003 was a year that dramatically favored lower-quality, higher-risk and micro-cap stocks versus their somewhat larger small-cap counterparts, we have begun to see this effect reverse course in early 2004. While the micro-cap bias we have seen has certainly served as a "tailwind" for the fund, we are pleased to note that the fund continued to outpace the returns of its Lipper peer group during the last two months of the reporting period when this micro-cap bias reversed.

In general, the vast majority of the fund's absolute performance was a result of very favorable stock selection. Most of the fund's outperformance versus its benchmark was seen within the information technology and financial sectors, with smaller positive contributions from the consumer discretionary and health care sectors. While the fund suffered from a slightly overweight position in the lagging information technology sector, the fund's extremely strong stock selection more than overcame this negative impact. Seven of the fund's 10 biggest individual stock contributors came from within the information technology sector, despite the fact that technology was the Index's second worst performing sector. Ditech Communications Corp., a supplier of echo cancellation products used in communications networks, saw strong demand from wireless carrier customers that have increased spending on network build outs. Ditech was the single largest individual stock contributor to the fund's performance during the reporting period. The third largest contributor came from the performance of TransAct Technologies, as they have seen very strong demand for their printers used in applications such as ticket-in ticket-out slot machines and ATMs. Memory chip stocks such as Integrated Silicon Solutions and Catalyst Semiconductor have also performed well given the strong pricing and demand environment. Other strong performers within the sector included IT consulting firm Covansys, marketing and technology services firm Digitas and database tools software company Embarcadero Technologies.

Within the financial sector, the strongest performance was seen among the fund's bank holdings. Thematically speaking, we observed some of the strongest performance from our bank holdings with operations focused on serving the California market and loan portfolios focused on multi-family properties. The fund's second largest contributor from an individual stock perspective was Commercial Capital Bancorp, and we also observed strong performance from Pacific Premier Bancorp, both of which fall into this theme. Allegiant Bancorp Inc., a St. Louis bank, also appreciated sharply after disclosing they would be acquired.

The fund also benefited from strong selection in the consumer discretionary sector, where Cache, a women's apparel retailer; and Shuffle Master Inc, a gaming equipment supplier, both performed strongly. In addition, the fund saw strong stock selection within the health care sector as many of the fund's health care equipment companies demonstrated strong performance.

The fund suffered from poor stock selection in the industrial sector. In particular, weakness was seen within the transportation sector as recent

IPO Quality Distribution, a chemical transportation management company, revealed an issue with accounting irregularities at one of their subsidiaries. Central Freight Lines, an LTL carrier with operations focused in the southwestern U.S., saw its stock tumble after announcing an acquisition that would likely be dilutive to earnings. KVH Industries, a digital navigation product manufacturer used in defense applications and communication satellite tracking technology used in consumer applications, fell significantly during the quarter after disclosing some delays in closing a large defense order as well as a slower than previously expected ramp in a new consumer related product. Mantech, a government-focused IT services provider, performed poorly during the reporting period as recently reported results have fallen short of many analysts expectations in areas such as revenue growth and cash flow.

Within the consumer staples sector we saw poor performance from The Pantry Inc., a convenience store operator, and from Peet's Coffee and Tea, a specialty coffee marketer. Some stock-specific disappointments were seen among holdings such as Intervideo Inc., a provider of DVD software to PC OEMs and consumer electronics manufacturers. Intervideo, has reported surprisingly disappointing earnings results in recent quarters. Tradestation, a brokerage trading platform company, also performed poorly as they have seen delays in getting approval to provide self clearing capabilities. Other weak performers of mention included Bentley Pharmaceuticals, Pegasus Solutions, Advisory Board Company and Digimarc Corp.

Excluding the negative effects of the fund's cash position, the fund, in general, benefited on an overall basis from its sector allocation strategy. Our sector weightings are the by-product of our bottom-up fundamental process; as this process led to the fund maintaining underweight positions in the lagging (relatively speaking) sectors of health care, utilities and telecommunication services, while maintaining an overweight position in the strong-performing consumer discretionary segment. A detractor from the fund's overall relative performance from an allocation perspective was the fund's cash weighting which averaged about 6% during the reporting period. Strong cash inflows into the fund have led to some challenge in keeping the fund more "fully invested" on a consistent basis. The other significant detractor from a sector perspective was the fund's underweight position in the materials sector, which proved to be the Index's strongest performer. While this sector on average only represented about 2.4% of the Index, the fund maintained no weighting within the materials sector during the reporting period. Other more modest negative contributors from a sector perspective included an underweight position in the strong-performing financials sector, and overweight positions in the lagging information technology and industrial sectors.

What is the fund's current strategy?

Our bottom-up investment process has continued to lead the portfolio to maintain overweight positions in the consumer discretionary and industrial sectors. The fund's most significant underweight position is in the health care sector — approximately 7% versus approximately 23% for the Index. This underweight position is in large part driven by a zero weighting in the biotechnology sector where we maintain our discipline of being "concept stock" averse. While this is the primary driver of the underweight position we currently anticipate the magnitude of this underweight position may lessen over time.

We have found it somewhat challenging to keep the fund more fully invested during this period of strong cash inflows, however, our strategy for the fund remains consistent. We will continue to utilize our bottom-up process to identify companies we believe are capable of posting strong future earnings growth and are valued attractively.

April 20, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
Since the fund's inception, a significant portion of the fund's performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Growth Index is an unmanaged index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds comprising the average.*

STATEMENT OF INVESTMENTS

March 31, 2004 (Unaudited)

Common Stocks—92.2%	Shares		Value ($)
Aerospace & Defense—2.7%			
KVH Industries	53,375	a	769,134
MTC Technologies	43,200	a	1,084,752
ManTech International, Cl. A	38,773	a	794,459
SI International	149,950	a	3,463,845
			6,112,190
Broadcasting—1.7%			
Beasley Broadcast Group, Cl. A	54,775	a	964,040
Regent Communications	263,150	a	1,713,106
Saga Communications, Cl. A	72,775	a	1,357,254
			4,034,400
Commercial Services—10.1%			
Advisory Board	11,934	a	436,188
Bright Horizons Family Solutions	17,794	a	839,165
Comfort Systems USA	417,750	a	3,016,155
EVCI Career Colleges	314,900	a,b	4,033,869
Interstate Hotels & Resorts	436,275	a	2,574,023
LECG	42,841		833,257
MasTec	72,775	a	689,179
Mobile Mini	94,600	a	1,636,580
Navigant International	198,841	a,b	3,579,138
PRG-Schultz International	679,950	a	2,991,780
Portfolio Recovery Associates	55,775	a	1,502,578
StarTek	32,050		1,164,697
			23,296,609
Communications Equipment—2.5%			
Arris Group	149,882	a	1,378,914
Ditech Communications	53,050	a	884,344
Echelon	184,700	a,b	2,081,569
Ixia	72,900	a	788,778
SafeNet	16,000	a	600,640
			5,734,245
Computer Software/Services—5.4%			
Digimarc	111,350	a	1,377,399
Embarcadero Technologies	223,300	a	2,867,172
Inet Technologies	158,075	a	1,961,711
Quality Systems	18,825	a	855,220
Tradestation Group	192,100	a	1,292,833

Common Stocks (continued)	Shares	Value ($)
Computer Software/Services (continued)		
Verint Systems	32,750 a	1,011,975
Witness Systems	239,075 a	3,088,849
		12,455,159
Computer Storage & Peripherals—2.2%		
TransAct Technologies	129,375 a	**5,039,156**
Electronics—5.6%		
BEI Technologies	127,550	2,864,773
Computer Access Technology	232,500 a	1,127,625
Digital Theater Systems	118,225	3,030,107
Metrologic Instruments	71,100 a	1,663,740
RadiSys	74,625 a	1,559,662
ScanSource	28,200 a	1,351,908
Sonic Solutions	74,700 a,b	1,416,312
		13,014,127
Environmental Services—1.4%		
Casella Waste Systems	223,750 a	**3,253,325**
Finance—4.9%		
ASTA Funding	70,050	1,334,452
American Safety Insurance Holdings	84,300 a	1,227,408
Bancorp Bank	102,050 a	1,836,900
Commercial Capital Bancorp	147,999 a,b	3,392,137
Franklin Bank	38,300 a	711,997
Marlin Business Services	67,325	1,133,080
Pacific Premier Bancorp	119,925 a	1,606,875
		11,242,849
Food Distributors—.9%		
Central European Distribution	66,800 a,b	**2,160,312**
Footwear—.5%		
K-Swiss, Cl. A	43,100	**1,054,657**
Gaming—2.4%		
Pinnacle Entertainment	261,400 a	3,607,320
Shuffle Master	40,379 a	1,877,220
		5,484,540
Health Care—6.3%		
AMERIGROUP	21,900 a	1,000,830
Abaxis	134,425 a	2,722,106
Advanced Neuromodulation Systems	9,450 a	341,051

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
American Medical Systems Holdings	35,350 a	936,775
Aspect Medical Systems	81,125 a	1,208,762
Hologic	93,384 a	1,891,026
ICON, ADR	61,075 a	2,157,780
LCA-Vision	40,875 a	959,336
Merit Medical Systems	90,445 a	1,957,230
Schick Technologies	91,350 a,b	918,068
VistaCare, Cl. A	18,400 a	497,168
		14,590,132
Industrial Machinery−2.9%		
Actuant, Cl. A	29,650 a	1,163,169
Gardner Denver	128,000 a	3,466,240
Raven Industries	67,250	2,057,850
		6,687,259
Information Technology Consulting & Services−5.1%		
Aladdin Knowledge Systems	121,900 a,b	2,280,749
CIBER	137,393 a	1,511,323
Covansys	278,585 a	3,226,014
DigitalNet Holdings	113,100	2,307,240
RADVision	141,600 a	1,805,400
TNS	36,000 a	689,400
		11,820,126
Internet Software & Services−4.1%		
Blue Coat Systems	30,275 a	1,622,135
Digitas	211,625 a	2,177,621
LivePerson	332,875 a	1,764,237
Modem Media	229,900 a	1,494,350
Open Solutions	107,550	2,374,704
		9,433,047
Oil & Gas Equipment & Services−1.3%		
Gulf Island Fabrication	85,600	1,741,104
GulfMark Offshore	73,800 a	1,159,398
		2,900,502
Oil & Gas Exploration & Production−1.5%		
Brigham Exploration	161,825 a	1,189,414
Whiting Petroleum	92,975	2,193,280
		3,382,694

Common Stocks (continued)	Shares	Value ($)
Other—5.4%		
iShares Russell 2000 Index	69,975 [b]	4,373,438
iShares S&P SmallCap 600/ BARRA Growth Index	69,925	6,539,386
Technology Investment Capital	110,850	1,617,300
		12,530,124
Pharmaceuticals—.7%		
Impax Laboratories	67,675 [a]	**1,513,890**
Restaurants—1.6%		
Buffalo Wild Wings	75,975	2,175,164
Red Robin Gourmet Burgers	52,946 [a]	1,503,667
		3,678,831
Retail—12.5%		
Aaron Rents	29,062	723,353
Cache	79,625 [a]	2,625,236
Dick's Sporting Goods	15,765 [a]	916,577
Guitar Center	40,740 [a]	1,513,084
Haverty Furniture	135,075	2,874,396
Hibbett Sporting Goods	42,200 [a]	1,609,508
Hooker Furniture	145,900	3,390,716
Interface, Cl. A	156,350 [a]	1,242,983
LKQ	115,525 [a]	2,021,687
MarineMax	128,850 [a]	3,423,545
Sports Authority	24,504 [a]	982,120
Stanley Furniture	51,400	1,995,862
Steinway Musical Instruments	107,175 [a]	3,434,959
Trex	62,800 [a]	2,142,108
		28,896,134
Semiconductors—5.8%		
August Technology	87,850 [a]	1,317,750
Brooks Automation	34,575 [a]	725,384
Catalyst Semiconductor	444,275 [a,b]	3,594,185
IXYS	281,975 [a]	1,257,322
Integrated Silicon Solution	70,875 [a]	2,650,565
Mykrolis	11,320 [a]	309,149
OmniVision Technologies	87,525 [a]	1,248,107
Pericom Semiconductor	200,019 [a]	2,296,218
		13,398,680

Common Stocks (continued)	Shares	Value ($)
Transportation—4.7%		
Central Freight Lines	190,750	2,508,363
Knight Transportation	12,455 [a]	298,671
Marten Transport	134,462 [a]	2,554,778
Old Dominion Freight Line	90,687 [a]	3,056,152
SCS Transportation	94,750 [a]	2,065,550
UTI Worldwide	9,325	416,734
		10,900,248
Total Common Stocks		
(cost $166,349,438)		**212,613,236**

Short-Term Investments—5.1%	Principal Amount ($)	Value ($)
U.S. Government Agency Notes;		
Federal National Mortgage Association,		
.96%, 4/1/2004		
(cost $11,790,000)	11,790,000	**11,790,000**

Investments of Cash Collateral for Securities Loaned—8.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund		
(cost $18,681,361)	18,681,361 [c]	**18,681,361**

Total Investments (cost $196,820,799)	**105.4%**	**243,084,597**
Liabilities, Less Cash and Receivables	**(5.4%)**	**(12,432,850)**
Net Assets	**100.0%**	**230,651,747**

[a] *Non-income producing.*
[b] *All or a portion of these securities are on loan. At March 31, 2004, the total market value of the fund's securities on loan is $18,210,268 and the total market value of the collateral held by the fund is $18,681,361.*
[c] *Investment in affiliated money market mutual fund.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $18,210,268)–Note 1(c)		
Unaffiliated issuers	178,139,438	224,403,236
Affiliated issuers	18,681,361	18,681,361
Cash		8,517,152
Receivable for shares of Beneficial Interest subscribed		2,591,783
Receivable for investment securities sold		2,387,101
Dividends receivable		59,706
Prepaid expenses		33,339
		256,673,678
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		494,947
Liability for securities on loan–Note 1(c)		18,681,361
Payable for investment securities purchased		6,372,265
Payable for shares of Beneficial Interest redeemed		388,976
Accrued expenses		84,382
		26,021,931
Net Assets ($)		**230,651,747**
Composition of Net Assets ($):		
Paid-in capital		181,831,020
Accumulated investment (loss)–net		(2,040,145)
Accumulated net realized gain (loss) on investments		4,597,074
Accumulated net unrealized appreciation (depreciation) on investments		46,263,798
Net Assets ($)		**230,651,747**

Net Asset Value Per Share

	Class A	Class B	Class C	Class T
Net Assets ($)	132,251,559	42,832,856	53,569,168	1,998,164
Shares Outstanding	6,029,831	2,003,761	2,504,246	91,955
Net Asset Value Per Share ($)	**21.93**	**21.38**	**21.39**	**21.73**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended March 31, 2004 (Unaudited)

Investment Income ($):	
Income:	
Interest income	114,264
Cash dividends	57,221
Income from securities lending	22,120
Total Income	**193,605**
Expenses:	
Investment advisory fee–Note 3(a):	
Basic Fee	953,177
Performance adjustment	610,034
Shareholder servicing costs–Note 3(c)	300,100
Distribution fees–Note 3(b)	269,967
Registration fees	43,574
Professional fees	22,270
Prospectus and shareholders' reports	14,062
Custodian fees–Note 3(c)	12,280
Trustees' fees and expenses–Note 3(d)	2,463
Miscellaneous	5,823
Total Expenses	**2,233,750**
Investment (Loss)–Net	**(2,040,145)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	7,273,376
Net unrealized appreciation (depreciation) on investments	24,094,028
Net Realized and Unrealized Gain (Loss) on Investments	**31,367,404**
Net Increase in Net Assets Resulting from Operations	**29,327,259**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2004 (Unaudited)	Year Ended September 30, 2003
Operations ($):		
Investment (loss)–net	(2,040,145)	(1,913,589)
Net realized gain (loss) on investments	7,273,376	2,570,319
Net unrealized appreciation (depreciation) on investments	24,094,028	25,822,315
Net Increase (Decrease) in Net Assets Resulting from Operations	**29,327,259**	**26,479,045**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	89,423,220	24,992,140
Class B shares	15,335,676	7,215,491
Class C shares	25,048,716	6,876,597
Class T shares	1,107,655	269,961
Cost of shares redeemed:		
Class A shares	(15,169,163)	(13,067,323)
Class B shares	(3,192,508)	(5,386,317)
Class C shares	(4,594,193)	(4,302,719)
Class T shares	(150,299)	(151,124)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**107,809,104**	**16,446,706**
Total Increase (Decrease) in Net Assets	**137,136,363**	**42,925,751**
Net Assets ($):		
Beginning of Period	93,515,384	50,589,633
End of Period	**230,651,747**	**93,515,384**

	Six Months Ended March 31, 2004 (Unaudited)	Year Ended September 30, 2003
Capital Share Transactions:		
Class A		
Shares sold	4,282,508	1,806,383
Shares redeemed	(736,300)	(997,728)
Net Increase (Decrease) in Shares Outstanding	**3,546,208**	**808,655**
Class B		
Shares sold	756,168	506,429
Shares redeemed	(159,207)	(419,653)
Net Increase (Decrease) in Shares Outstanding	**596,961**	**86,776**
Class C		
Shares sold	1,236,570	464,768
Shares redeemed	(228,287)	(318,314)
Net Increase (Decrease) in Shares Outstanding	**1,008,283**	**146,454**
Class T		
Shares sold	53,434	16,579
Shares redeemed	(7,506)	(9,297)
Net Increase (Decrease) in Shares Outstanding	**45,928**	**7,282**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended March 31, 2004 (Unaudited)	Year Ended September 30,		
		2003	2002	2001a
Per Share Data ($):				
Net asset value, beginning of period	17.41	11.64	11.78	12.50
Investment Operations:				
Investment (loss)−netb	(.23)	(.36)	(.35)	(.15)
Net realized and unrealized gain (loss) on investments	4.75	6.13	.34	(.57)
Total from Investment Operations	4.52	5.77	(.01)	(.72)
Distributions:				
Dividends from net realized gain on investments	−	−	(.13)	−
Net asset value, end of period	21.93	17.41	11.64	11.78
Total Return (%)c	25.96d	49.57	(.26)	(5.76)d
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	1.28d	2.87	2.80	1.80d
Ratio of net investment (loss) to average net assets	(1.15)d	(2.64)	(2.52)	(1.12)d
Portfolio Turnover Rate	35.29d	164.61	191.85	188.42d
Net Assets, end of period ($ X 1,000)	132,252	43,247	19,496	10,636

a   *From November 27, 2000 (commencement of operations) to September 30, 2001.*
b   *Based on average shares outstanding at each month end.*
c   *Exclusive of sales charge.*
d   *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended March 31, 2004 (Unaudited)	Year Ended September 30,		
		2003	2002	2001[a]
Per Share Data ($):				
Net asset value, beginning of period	17.04	11.48	11.70	12.50
Investment Operations:				
Investment (loss)−net [b]	(.31)	(.46)	(.45)	(.23)
Net realized and unrealized gain (loss) on investments	4.65	6.02	.36	(.57)
Total from Investment Operations	4.34	5.56	(.09)	(.80)
Distributions:				
Dividends from net realized gain on investments	−	−	(.13)	−
Net asset value, end of period	21.38	17.04	11.48	11.70
Total Return (%)[c]	25.47[d]	48.43	(.95)	(6.40)[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	1.68[d]	3.65	3.57	2.44[d]
Ratio of net investment (loss) to average net assets	(1.56)[d]	(3.42)	(3.29)	(1.76)[d]
Portfolio Turnover Rate	35.29[d]	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	42,833	23,970	15,152	9,762

[a] *From November 27, 2000 (commencement of operations) to September 30, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended March 31, 2004 (Unaudited)	Year Ended September 30,		
		2003	2002	2001[a]
Per Share Data ($):				
Net asset value, beginning of period	17.05	11.48	11.70	12.50
Investment Operations:				
Investment (loss)−net[b]	(.31)	(.45)	(.45)	(.22)
Net realized and unrealized gain (loss) on investments	4.65	6.02	.36	(.58)
Total from Investment Operations	4.34	5.57	(.09)	(.80)
Distributions:				
Dividends from net realized gain on investments	−	−	(.13)	−
Net asset value, end of period	21.39	17.05	11.48	11.70
Total Return (%)[c]	25.45[d]	48.52	(.95)	(6.40)[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	1.66[d]	3.62	3.56	2.42[d]
Ratio of net investment (loss) to average net assets	(1.54)[d]	(3.39)	(3.28)	(1.74)[d]
Portfolio Turnover Rate	35.29[d]	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	53,569	25,503	15,493	8,945

[a] *From November 27, 2000 (commencement of operations) to September 30, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

	Six Months Ended March 31, 2004	Year Ended September 30,		
Class T Shares	(Unaudited)	2003	2002	2001[a]
Per Share Data ($):				
Net asset value, beginning of period	17.28	11.58	11.75	12.50
Investment Operations:				
Investment (loss)−net [b]	(.26)	(.40)	(.38)	(.18)
Net realized and unrealized gain (loss) on investments	4.71	6.10	.34	(.57)
Total from Investment Operations	4.45	5.70	(.04)	(.75)
Distributions:				
Dividends from net realized gain on investments	−	−	(.13)	−
Net asset value, end of period	21.73	17.28	11.58	11.75
Total Return (%)[c]	25.75[d]	49.22	(.52)	(6.00)[d]
Ratios/Supplemental Data (%):				
Ratio of expenses to average net assets	1.43[d]	3.14	3.06	2.06[d]
Ratio of net investment (loss) to average net assets	(1.30)[d]	(2.91)	(2.76)	(1.38)[d]
Portfolio Turnover Rate	35.29[d]	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	1,998	795	449	366

[a] *From November 27, 2000 (commencement of operations) to September 30, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Premier Enterprise Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Opportunity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the fund's sub-investment adviser. Founders is a 90% owned subsidiary of Mellon Financial. The fund is closed to new investors.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. The fund prices securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund received net earnings credits of $2,989 during the period ended March 31, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund may lend securities to qualified institutions. At origination, all loans are secured by cash collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Issuers in which the fund held investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue

Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $1,589,778 available to be applied against future net securities profits, if any, realized subsequent to September 30, 2003. If not applied, $260,117 of the carryover expires in fiscal 2010 and $1,329,661 expires in fiscal 2011.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended March 31, 2004, the fund did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly. Beginning December 1, 2001, it may vary from .45% to 2.05% of the value of the fund's average daily net assets, depending on the fund's performance compared to the Russell 2000 Growth Index and is payable monthly. During the period ended March 31, 2004, the total annual management fee rate, including the performance adjustment was 2.05% of the fund's average daily net assets.

The components of Due to The Dreyfus Corporation and affiliates consists of: management fees $371,070, Rule 12b-1 distribution plan fees $58,050, shareholder services plan fees $45,252, custodian fees $1,932 and transfer agency per account fees $18,643.

Pursuant to a Sub-Investment Advisory Agreement with Founders, the sub-investment advisory fee is payable monthly by Dreyfus, at the annual rate of .50 of 1% of the value of the fund's average daily net assets. Effective December 1, 2001, Dreyfus has agreed to pay Founders an amount equal to one-half of the annual investment advisory fee that Dreyfus receives from the fund.

During the period ended March 31, 2004, the Distributor retained $138,050 and $2,216 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $37,957 and $8,152 from contingent deferred sales charges on redemptions of the fund's Class B and C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares, and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2004, Class B, Class C and Class T shares were charged $123,039, $145,373 and $1,555, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2004, Class A, Class B, Class C and Class T shares were charged $99,610, $41,013, $48,457 and $1,555, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2004, the fund was charged $46,696 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2004, the fund was charged $12,280 pursuant to the custody agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2004, amounted to $141,579,181 and $50,300,529, respectively.

At March 31, 2004, accumulated net unrealized appreciation on investments was $46,263,798, consisting of $48,515,825 gross unrealized appreciation and $2,252,027 gross unrealized depreciation.

At March 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse affect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Premier Enterprise Fund
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
Founders Financial Center
2930 East Third Avenue
Denver, CO 80206

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

0534SA0304

Dreyfus Premier Natural Leaders Fund

SEMIANNUAL REPORT March 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This report for Dreyfus Premier Natural Leaders Fund covers the period from the fund's inception on October 31, 2003, through its semiannual reporting period on March 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Hilary Woods, CFA.

The stock market rally that began before the reporting period continued to gain momentum through the fourth quarter of 2003 as a stronger U.S. economy, improving corporate spending and investment, and a weakening U.S. dollar relative to most major foreign currencies helped boost corporate profits. However, the rally appeared to stall toward the end of the first quarter of 2004, primarily because some investors evidently became concerned that many stocks may have gained too much value too quickly.

While we believe that the prospects for stocks remain generally positive over the long run, investors should be prepared to weather day-to-day volatility and periodic market corrections as they pursue their long-term goals. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2004



DISCUSSION OF FUND PERFORMANCE

Hilary Woods, CFA, Portfolio Manager

How did Dreyfus Premier Natural Leaders Fund perform relative to its benchmark?

Since its inception on October 31, 2003, through the end of its semi-annual reporting period on March 31, 2004, the fund produced a total return of 21.92% for Class A shares, 21.52% for Class B shares, 21.52% for Class C shares, 22.08% for Class R shares and 21.84% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 7.96% for the same period.[2]

We attribute the fund's performance primarily to strong global demand for energy resources and industrial metals, fueled by economic expansion in the United States and Asia. Rising demand and constrained supplies drove most industrial commodity prices higher during the reporting period. These conditions led to improving earnings and more optimistic financial forecasts from the natural resource producers and service providers that constitute the greatest part of the fund's investment universe. The fund further enhanced returns by focusing on producers of dollar-denominated industrial metals, such as silver, that benefited from the declining value of the U.S. dollar relative to other major currencies.

What is the fund's investment approach?

The fund seeks long-term capital appreciation. The fund normally invests at least 65% of its assets in the stocks of companies in the natural resources related sectors. These companies may include, for example, companies involved either directly or through subsidiaries in exploring, mining, drilling, refining, processing, transporting, distributing, fabricating, dealing or owning natural resources, and companies providing environmental services. The fund typically will invest in equity securities of U.S.-based companies, but may invest up to 45% of its total assets in foreign securities, including emerging market securities. The fund's investments may include common stocks, preferred stocks, warrants and convertible securities including those purchased in initial public offerings and American Depository Receipts (ADRs). The fund may also invest in exchange-traded investment companies, which are designed to provide investment results corresponding to an index.

The fund invests in growth and value stocks, and typically will maintain exposure to the major natural resources sectors. Using fundamental research and direct management contact, the portfolio manager seeks stocks or companies with strong positions in their natural resources sector, sustained achievement records and strong financial condition. The portfolio manager also looks for special situations, such as corporate restructurings, turnarounds or management changes that could increase a stock price. The fund typically sells a stock when the reasons for buying no longer apply or when the company begins to show deteriorating fundamentals or poor relative performance or when a stock is fully valued by the market. The fund may also sell a stock to secure gains, limit losses or re-deploy assets into more promising opportunities.

What other factors influenced the fund's performance?

The fund achieved its greatest gains with investments in producers of metals, an area to which we allocated a significant percentage of the fund's assets in light of rising industrial demand and the weakening U.S. dollar. In particular, the fund emphasized small- to midcap mining companies that met our criteria for value as well as growth potential. Top performers included silver mining concerns, such as Coeur D'Alene Mines Corp. and Pan American Silver Corp., and palladium producers, such as North American Palladium Ltd. These companies benefited from rising commodity prices, with silver rising over 40% from early October 2003 to the end of the reporting period. Palladium, widely used in the production of automotive catalytic converters, climbed even more sharply, rising over 50% during the reporting period.

Holdings in several other areas contributed to the fund's returns as well. Louisiana-Pacific Corporation, a building products producer, benefited significantly from a boom in U.S. home building spurred by low mortgage rates. The stock price of fund holding, Apache Corporation — an independent energy exploration and production company — appreciated on the strength of steadily increased levels of production during the reporting period. Joy Global Inc., a leading provider of coal and copper mining equipment, reported rising orders due to increasing levels of capital spending by its customers. Finally, good timing in the purchase and sale of the fund's position in Royal Dutch Petroleum Company further added to the fund's gains.

Of course, not all of the fund's investments contributed to its positive performance. Increasing competition from Chinese smelters hurt aluminum companies such as fund holding Alcoa Inc. Rowan Companies, Inc. raised money in the capital markets while its business is at a trough raising re-deployment concerns, leading the fund to sell its position. Finally, holdings in alternative energy developers such as Quantum Fuel Systems Technologies Worldwide and IMPCO Technologies, declined when the companies reported disappointing revenues.

What is the fund's current strategy?

As of the end of the reporting period, we believe that the natural resources sector offers a variety of attractive investment opportunities. Most of the sector has seen little or no increase in supply since the late 1990's. However, demand has climbed significantly in response to growing levels of global industrial activity. Furthermore, because the sector's performance has historically borne little correlation to the performance of other market sectors, we believe that natural resource investments offer an effective tool for portfolio diversification. The fund is positioned to capitalize on these trends with investments across the sector, with particular emphasis on energy-related stocks, where we currently are finding what we believe to be reasonably priced opportunities for capital appreciation.

April 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through September 30, 2004. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

STATEMENT OF INVESTMENTS

March 31, 2004 (Unaudited)

Common Stocks—99.7%	Shares	Value ($)
Consumer Staples—1.4%		
Sadia, ADR	800 a	**33,960**
Diversified—1.2%		
Xstrata	2,300	**30,742**
Energy—45.0%		
Anadarko Petroleum	800	41,488
BP, ADR	2,000	102,400
Baker Hughes	900	32,832
ChevronTexaco	1,100	96,558
Comstock Resources	1,600 b	31,792
ENI, ADR	800	80,760
ENSCO International	1,100	30,987
Enbridge Energy Management	700 b	34,636
Exxon Mobil	2,300	95,657
Forest Oil	1,100 b	27,775
GlobalSantaFe	1,100	30,547
Hugoton Royalty Trust	2,000	43,940
Marathon Oil	1,000	33,670
McMoran Exploration	2,400 b	35,520
Noble	800 a,b	30,736
Pioneer Drilling	4,500 b	29,925
Pioneer Natural Resources	1,000	32,300
Precision Drilling	700 b	32,606
San Juan Basin Royalty Trust	2,000	40,160
Sunoco	450	28,071
Total, ADR	1,100	101,200
Universal Compression Holdings	900 b	29,610
Valero Energy	500	29,980
Vintage Petroleum	2,400	35,184
		1,108,334
Energy Minerals—1.3%		
Antofagasta	1,625	**31,007**
Forestry & Paper—1.5%		
TimberWest Forest	3,700	**36,261**
Gold Mining—1.4%		
Harmony Gold Mining	2,250	**35,278**

Common Stocks (continued)	Shares	Value ($)
Industrials–5.2%		
AGCO	1,600 b	33,136
CNH Global	1,700	31,824
Frozen Food Express Industries	4,800 b	33,120
Joy Global	1,100	30,877
		128,957
Machinery–1.3%		
Koninklijke Boskalis Westminster	1,200	**32,116**
Materials–32.8%		
Alcoa	2,000	69,380
Alumina, ADR	2,100	34,587
Arch Coal	1,100	34,529
Bowater	800 a	34,904
Cambior	10,100 a,b	31,613
Cameco	700	34,832
E. I. du Pont de Nemours	1,000	42,220
GrafTech International	2,300 b	34,385
Hecla Mining	4,215 b	35,448
Louisiana-Pacific	1,400	36,120
Mesabi Trust	4,200	38,220
North American Palladium	3,300 a,b	38,874
Pan American Silver	1,900 a,b	33,858
Peabody Energy	600	27,906
Plum Creek Timber	900	29,232
Pope & Talbot	2,100	36,099
Rio Tinto, ADR	400	40,232
Southern Peru Copper	800	32,360
Votorantim Celulose e Papel, ADR	900	31,311
Western Silver	4,600 b	38,778
Weyerhaeuser	600	39,300
Wheaton River Minerals	9,900 b	33,858
		808,046
Metals–1.0%		
Amerigo Resources	17,500 b	**25,759**
Mining–2.5%		
Anglo American	1,200	28,694

Common Stocks (continued)	Shares	Value ($)
Mining (continued)		
First Quantum Minerals	2,800 b	31,775
		60,469
Oil & Gas–2.2%		
Sasol	1,800	28,051
Tullow Oil	16,500 c	26,313
		54,364
Producer Goods–1.5%		
Labrador Iron Ore Royalty Income Fund	2,600	**35,891**
Utilities–1.4%		
Kinder Morgan Management	807 b	**34,136**
Total Common Stocks (cost $2,232,972)		**2,455,320**

Investment of Cash Collateral for Securities Loaned–8.0%		
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $196,100)	196,100 d	**196,100**

Total Investments (cost $2,429,072)	**107.7%**	**2,651,420**
Liabilities, Less Cash and Receivables	**(7.7%)**	**(190,277)**
Net Assets	**100.0%**	**2,461,143**

a All or portion of these securities are on loan. At March 31, 2004, the total market value of the fund's securities on loan is $182,054 and the total market value of the collateral held by fund is $196,100.

b Non-income producing.

c The valuation of this security has been determined in good faith under the direction of the Board of Trustees.

d Investment in affiliated money market mutual fund.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(including securities on loan, valued at $182,054)–Note 1(c):		
Unaffiliated issuers	2,232,972	2,455,320
Affiliated issuers	196,100	196,100
Receivable for investment securities sold		53,175
Receivable for shares of Beneficial Interest subscribed		20,884
Dividends and interest receivable		2,704
Prepaid expenses		31,447
Due from The Dreyfus Corporation and affiliates–Note 2(a)		3,973
		2,763,603
Liabilities ($):		
Cash overdraft due to Custodian		4,051
Liability for securities on loan–Note 1(c)		196,100
Payable for investment securities purchased		49,590
Accrued expenses		52,719
		302,460
Net Assets ($)		**2,461,143**
Composition of Net Assets ($):		
Paid-in capital		2,163,479
Accumulated investment (loss)–net		(1,832)
Accumulated net realized gain (loss) on investments		77,148
Accumulated net unrealized appreciation (depreciation)		
on investments and foreign currency transactions		222,348
Net Assets ($)		**2,461,143**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	1,164,395	334,919	426,984	291,227	243,618
Shares Outstanding	76,394	22,041	28,102	19,088	16,000
Net Asset Value Per Share ($)	**15.24**	**15.20**	**15.19**	**15.26**	**15.23**

See notes to financial statements.

STATEMENT OF OPERATIONS

From October 31, 2003 (commencement of operations)
to March 31, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $493 foreign taxes withheld at source)	10,401
Interest	331
Income on securities lending	17
Total Income	**10,749**
Expenses:	
Management fee–Note 2(a)	5,423
Legal fees	38,720
Registration fees	31,769
Auditing fees	11,810
Custodian fees–Note 2(c)	3,695
Shareholder servicing costs–Note 2(c)	2,388
Distribution fees–Note 2(b)	1,993
Prospectus and shareholders' reports	1,500
Trustees' fees and expenses–Note 2(d)	373
Miscellaneous	876
Total Expenses	**98,547**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 2(a)	(85,966)
Net Expenses	**12,581**
Investment (Loss)–Net	**(1,832)**
Realized and Unrealized Gain (Loss) on Investments–Note 3 ($):	
Net realized gain (loss) on investments and foreign currency transactions	77,148
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	222,348
Net Realized and Unrealized Gain (Loss) on Investments	**299,496**
Net Increase in Net Assets Resulting from Operations	**297,664**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

From October 31, 2003 (commencement of operations)
to March 31, 2004 (Unaudited)

Operations ($):	
Investment (loss)–net	(1,832)
Net realized gain (loss) on investments	77,148
Net unrealized appreciation (depreciation) on investments	222,348
Net Increase (Decrease) in Net Assets Resulting from Operations	**297,664**
Beneficial Interest Transactions ($):	
Net proceeds from shares sold:	
Class A shares	1,060,907
Class B shares	287,717
Class C shares	380,355
Class R shares	246,064
Class T shares	200,000
Cost of shares redeemed:	
Class A shares	(10,474)
Class B shares	(1,090)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**2,163,479**
Total Increase (Decrease) in Net Assets	**2,461,143**
Net Assets ($):	
Beginning of Period	–
End of Period	**2,461,143**

Capital Share Transactions:	
Class A	
Shares sold	77,097
Shares redeemed	(703)
Net Increase (Decrease) in Shares Outstanding	**76,394**
Class B	
Shares sold	22,115
Shares redeemed	(74)
Net Increase (Decrease) in Shares Outstanding	**22,041**
Class C	
Shares sold	**28,102**
Class R	
Shares sold	**19,088**
Class T	
Shares sold	**16,000**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describe the performance for each share class for the fiscal period from October 31, 2003 (commencement of operations) to March 31, 2004. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Class A Shares	Class B Shares	Class C Shares	Class R Shares	Class T Shares
Per Share Data ($):					
Net asset value, beginning of period	12.50	12.50	12.50	12.50	12.50
Investment Operations:					
Investment income (loss)–net[a]	(.00)[b]	(.04)	(.04)	.01	(.02)
Net realized and unrealized gain (loss) on investments	2.74	2.74	2.73	2.75	2.75
Total from Investment Operations	2.74	2.70	2.69	2.76	2.73
Net asset value, end of period	15.24	15.20	15.19	15.26	15.23
Total Return (%)[c]	21.92[d]	21.52[d]	21.52[d]	22.08	21.84[d]
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets[c]	.64	.93	.93	.52	.72
Ratio of net investment income (loss) to average net assets[c]	(.01)	(.31)	(.30)	.09	(.11)
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation[c]	4.55	5.36	4.76	5.45	5.58
Portfolio Turnover Rate[c]	72.81	72.81	72.81	72.81	72.81
Net Assets, end of period ($ x 1,000)	1,164	335	427	291	244

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Not annualized.
[d] Exclusive of sales charge.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Natural Leaders Fund (the "fund") is a separate diversified series of Dreyfus Premier Opportunity Funds (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund, which commenced operations on October 31, 2003. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of March 31, 2004, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held 16,000 Class A, 16,000 Class B, 16,000 Class C, 16,000 Class R shares and all of the outstanding Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. The fund prices securities traded on the NASDAQ stock market using the NASDAQ official closing price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund receives net earnings credits based on available cash balances left on deposit.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Issuers in which the fund held investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(f) Federal income taxes: It is the policy of the fund to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, from October 31, 2003 through September 30, 2004, that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, 12b-1 distribution fee, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $85,966 during the period ended March 31, 2004.

Included in this receivable are liabilities due to The Dreyfus Corporation and affiliates of: management fees $1,465, Rule 12b-1 distribution plan fees $522, shareholder services plan fees $432, custodian fees $1,412 and transfer agency per account fees $144, which are offset against an expense reimbursement currently in effect in the amount of $7,948.

During the period ended March 31, 2004, the Distributor retained $2,707 from commissions earned on sales of the fund's Class A shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2004, Class B, Class C and Class T shares were charged $862, $894 and $237, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2004, Class A, Class B, Class C and Class T shares were charged $742, $287, $298 and $237, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2004, the fund was charged $321 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2004, the fund was charged $3,695 pursuant to the custody agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2004, amounted to $3,367,669 and $1,211,861, respectively.

At March 31, 2004, accumulated net unrealized appreciation on investments was $222,348, consisting of $242,373 gross unrealized appreciation and $20,025 gross unrealized depreciation.

At March 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 4—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse affect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Premier Natural Leaders Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 6006SA0304